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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                            Family Dollar Stores Inc.
    -----------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
    -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                     3070001
    -----------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages
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
 CUSIP No. 3070001                   13G                                    Page   2   of   5  Pages
                                                                                  ---      ---
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  1             NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  CCMI - 13-3539843
                                                                                   CTC  - 52-1576922

                Chancellor Capital Management, Inc. ("CCMI") and Chancellor Trust Company, as
                Investment Advisers for various fiduciary accounts
----------------------------------------------------------------------------------------------------

  2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                             (a) /X/
                                                                                             (b) / /

----------------------------------------------------------------------------------------------------

  3             SEC USE ONLY


----------------------------------------------------------------------------------------------------

  4             CITIZENSHIP OR PLACE OF ORGANIZATION
                        CCMI - Del.
                        CTC  - NY
----------------------------------------------------------------------------------------------------

                       5       SOLE VOTING POWER

                                       6,028,150 shares
                       -----------------------------------------------------------------------------

                       6       SHARED VOTING POWER
   NUMBER OF SHARES
       SHARES                                   - 0 -
    BENEFICIALLY       -----------------------------------------------------------------------------
    OWNED BY EACH
      REPORTING        7       SOLE DISPOSITIVE POWER
     PERSON WITH
                                       6,028,150 shares
                       -----------------------------------------------------------------------------

                       8       SHARED DISPOSITIVE POWER

                                                - 0 -
----------------------------------------------------------------------------------------------------

  9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 6,028,150 shares
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  10            CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

----------------------------------------------------------------------------------------------------

  11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                 10.628%
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  12            TYPE OF REPORTING PERSON*

                                 CO, BK, IA
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

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP:  3070001                                                      Page 3 of 5


                                  SCHEDULE 13G

Item 1.  Security and Issuer

         (a) Family Dollar Stores Inc. (the "Company")

         (b) Address: P.O. Box 1017
                      Charlotte, NC 28201-1017

Item 2.  Identity and Background

         (a) This Schedule 13G is being filed by (i) Chancellor Capital Management, Inc., a Delaware corporation, whose principal business is the provision of institutional investment management services and (ii) Chancellor Trust Company, a New York State chartered trust company whose principal business is the provision of institutional investment management services.

         (b) The address of the principal place of business of Chancellor Capital Management, Inc. and Chancellor Trust Company is: 1166 Avenue of the Americas, New York, New York 10036.

         (c) Chancellor Capital Management, Inc. is a Delaware corporation. Chancellor Trust Company is a New York State chartered trust company.

         (d) Common Stock

         (e) CUSIP Number: 3070001

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

(b) X Chancellor Trust Company is a Bank as defined in Section 3(a)(6) of the Act.

(e) X Chancellor Capital Management, Inc. is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.


Item 4.  Ownership

         (a) For the month ended September 30, 1995, the aggregate number of shares of the Company's common stock beneficially owned by Chancellor Capital Management, Inc.


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CUSIP:  3070001                                                      Page 4 of 5



and Chancellor Trust Company, as investment advisers for various fiduciary accounts, is 6,028,150 shares.

         (b) Percent of Class: 10.628% based upon 56,720,000 shares outstanding.

         (c) Chancellor Capital Management, Inc. and Chancellor Trust Company, as investment advisers for various fiduciary accounts, have sole power to vote or to direct the vote, and sole power to dispose of or to direct the disposition of, all of the shares reported in this Statement.

Item 5.  Ownership of Five Percent or Less

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Chancellor Capital Management, Inc. and Chancellor Trust Company are investment advisers for various fiduciary accounts which are entitled to receipt of dividends and to proceeds of the sale of the shares reported in this Statement. The ownership interest of any such account does not relate to more than five percent of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of a Group

         See Item 3.

Item 9.  Notice of Dissolution of Group

         Not applicable.


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CUSIP:  3070001                                                      Page 5 of 5



Item 10. Certification

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


_________________________

Date:  October 9, 1995

Signatures                Chancellor Capital Management, Inc.
                               as Investment Adviser


                          By:/s/ Jeffrey Trongone
                             -----------------------------
                             JEFFREY TRONGONE
                             Chief Financial Officer


                          Chancellor Trust Company
                                  as Investment Adviser


                          By:/s/ Jeffrey Trongone
                             -----------------------------
                             JEFFREY TRONGONE
                             Chief Financial Officer